UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FRANCO-NEVADA CORPORATION

(Exact name of the registrant as specified in its charter)

Canada	001-35286	Not Applicable
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

199 Bay Street, Suite 2000

P.O. Box 285

Commerce Court Postal Station

Toronto, Ontario, M5L 1G9

Canada

(Address of principal executive offices)

Lloyd Hong

Chief Legal Officer & Corporate Secretary

(416) 306-6300

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _______.

☒  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

ITEM 1.02 - Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 - Resource Extraction Issuer Disclosure and Report

This Form SD of Franco-Nevada Corporation (the “Company”) is filed pursuant to Rule 13q-1 promulgated under the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024.

(c)Alternative Reporting

The Company will be relying on the alternative reporting provision under Item 2.01(c) in order to meet its disclosure requirements under Form SD. The Company is subject to the resource extraction payment disclosure requirements of Quebec, Canada, an alternative reporting regime which requires the Company to file a Resource Extraction Payment Report annually.

A copy of the Company’s Resource Extraction Payment Report is furnished as Exhibit 2.01 to this Form SD and is publicly available at https://www.franco-nevada.com/investors/disclosures/estma/default.aspx.

SECTION 3 - EXHIBITS

Item 3.01 - Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit	Title
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 6, 2025	FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary